Exhibit 99.1

Diginex Limited Executes Landmark Deal to Build Supply Chain Compliance Leader

London, UK – December 18, 2025 – Diginex Limited (“Diginex” or the “Company”), a leading provider of Sustainability RegTech solutions, today announced the successful signing of a definitive share purchase agreement to acquire The Remedy Project Limited (“The Remedy Project”), a Hong Kong based advisory and research organization specializing in labor and human rights in global supply chains, with recognized expertise in human rights due diligence, grievance mechanisms, and remediation.

This acquisition follows the non-binding Memorandum of Understanding (MOU) signed on November 21, 2025, and marks a significant milestone in Diginex’s strategy to deliver end-to-end solutions for ESG compliance, supply chain due diligence, and remediation. The transaction is expected to close shortly, subject to customary closing conditions.

The growing demand for effective remediation work in global supply chains is driven by increasingly stringent regulations, including the EU corporate sustainability due diligence directive (CS3D) and similar frameworks worldwide. These laws require companies not only to identify human rights risks but also to implement verifiable remediation processes, creating a critical need for integrated technology and advisory services that bridge detection with actionable outcomes.

Diginex has a proven track record of partnering with leading global companies such as The Coca-Cola Company and Unilever to enhance supply chain transparency and human rights due diligence. Additionally, Diginex’s platforms, including diginexAPPRISE, originally built by the United Nations, have supported multi-stakeholder initiatives involving these brands to empower worker voice and strengthen grievance mechanisms in complex supply chains.

The Remedy Project’s expertise in operational-level grievance mechanisms, forced labor remediation frameworks, and access-to-remedy programs complements Diginex’s existing suite of AI-powered tools. In particular, the acquisition enhances diginexAPPRISE, Diginex’s multilingual, worker-led application that collects standardized, actionable data directly from supply chain workers to identify risks and improve transparency.

Archana Kotecha, Founder and CEO of The Remedy Project, will join Diginex’s executive team, focusing on remedy innovation and global relationships with corporations and governments.

Miles Pelham, Chairman of Diginex, stated: “We are thrilled to complete this acquisition and welcome The Remedy Project to the Diginex family. The synergy between their world-class advisory expertise and our technology, especially diginexAPPRISE, positions us uniquely to address the full lifecycle of human rights due diligence—from proactive risk monitoring to verified remediation. As regulatory pressures intensify, this combination empowers our clients to lead with transparency and accountability.”

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Archana Kotecha added: “For many years, The Remedy Project has focused on one core challenge: how to ensure that human rights due diligence leads to real, enforceable remedy for workers. Joining Diginex allows us to bring together deep human rights expertise, worker-centered methodologies, and technology at scale, bridging the persistent gap between identifying risks and delivering meaningful outcomes. This partnership creates a powerful platform to support companies, governments, and institutions in moving from compliance to accountability, and from commitments to impact.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About The Remedy Project

Founded in 2020, The Remedy Project is a Hong Kong-based social enterprise providing advisory, and capacity building services on labor and human rights in global supply chains. The organization works with companies, governments, multilaterals, and civil society to strengthen human rights due diligence, design and evaluate grievance mechanisms, and support effective remediation and access to remedy for workers, particularly in high-risk sectors and geographies across Asia.

The Remedy Project is recognised for its rights-holder-centred and gender-responsive approaches, deep regional expertise, and contribution to global standard-setting and industry initiatives.

For more information, please visit the Company’s website: https://www.remedyproject.co/

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Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

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